Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founders Financial Corporation

SEC Registration Statement No.: 333-198642

The following excerpts relating to Old National Bancorp’s pending acquisition of Founders Financial Corporation are from the slide presentation for a conference call held by executive officers of Old National on October 27, 2014 in connection with Old National’s announcement of its financial results for the quarter ended September 30, 2014, a copy of which has been made available on Old National’s corporate website.

OLD NATIONAL BANCORP®

NASDAQ: ONB

oldnational.com

Third-Quarter 2014 Earnings October 27, 2014

Additional Information for Shareholders of Founders Financial Corporation
The information in this presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National
Bancorp (“Old National”) has filed with the Securities and Exchange Commission (“SEC”) a Registration
Statement on Form S-4 (Registration Statement No. 333-198642) that includes a Proxy Statement of Founders
Financial Corporation (“Founders”) and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. The SEC declared the Form S-4 Registration Statement effective on
September 23, 2014.  A definitive Proxy Statement/Prospectus was mailed to Founders shareholders on or about September 29, 2014. Founders shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the
SEC, as well as any amendments or supplements to those documents, because they contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Old National, may be obtained at the SEC’s Internet site (http://www.sec.gov).
You will also
be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab
“Investor Relations” and then under the heading “Financial Information.”
Old National and Founders and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Founders in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive Proxy
Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statement
This presentation contains certain forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These statements include, but are not limited to, descriptions of Old National
Bancorp’s (“Old National’s”) financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of Old
National’s pending mergers with LSB Financial Corp. (“LSB”) and Founders Financial Corporation (“Founders”).
Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,”
“could” and “should,” and other words of similar meaning.  These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements.  Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the pending mergers might not be realized within the expected timeframes and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the pending merger with Founders might not be obtained;
market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s business;
competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National to execute its business plan;
changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this presentation and other factors identified in our Annual Report on Form 10-K and other periodic filings with the SEC.  These forward-looking statements are made only as of the date of this presentation, and Old National does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.

Non-GAAP Financial Measures
These slides contain non-GAAP financial measures. For
purposes of Regulation G, a non-GAAP financial measure is a
numerical measure of the registrant's historical or future
financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most
directly comparable measure calculated and presented in
accordance with GAAP in the statement of income, balance
sheet or statement of cash flows (or equivalent statements) of the registrant; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and
presented.   In this regard, GAAP refers to generally accepted
accounting principles in the United States.  Pursuant to the requirements of Regulation G, Old National Bancorp has
provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable
GAAP financial measure.

Executing the Plan – 3Q14 Highlights
• Execution of our M&A strategy of adding higher-growth markets
Ann Arbor, MI – United Bancorp acquisition closed and fully converted
Lafayette, IN – Gained regulatory and shareholder approval for LSB Financial
Corp. acquisition
Grand Rapids, MI – Gained regulatory approval for Founders Financial
Corporation acquisition
Continue to
Grow Core
Revenue
• Organic loan growth of $86.9 million
1
, or 6.5% annualized, over 2Q14 and
organic growth of $281.2 million
1
, or 5.8%, over 3Q13
• Core revenue growth
2
of 9.0% from 3Q13
• Organic growth in Banking, Wealth Management and Insurance
Reduce
Operating
Expenses
Transform
the
Franchise
Into Higher-
Growth
Markets
• Operational expenses
3
increased $0.6 million from 3Q13
• Expected Tower cost savings of 35%+ on track as announced – 50% to be realized in 2014 — converted April 25, 2014
• Expected United Bancorp, Inc. cost savings of 32% on track as announced –
25% to be realized in 2014 — converted August 22, 2014
1 Excluding change in FDIC covered loans and loans acquired in the Tower and United acquisitions
2 Excluding changes in securities gains, accretion income and amortization of the indemnification asset
3 Refer to slide 12 for a definition of operational expenses

3Q14 Financials
Net income of $29.1 million or $.26 per share
– 44% increase over $.18 per share in 2Q14
– 13% increase over $.23 per share in 3Q13
Included in 3Q14 are the following pre-tax
items
– $3.6 million in merger and integration charges
– $19.1 million amortization of the indemnification
asset
– $34.3 million in accretion income
1
1
Income in excess of contractual interest

Operational Expenses
Other Expenses*
Acquisition Costs
Tower Operational Costs
United Operational Costs

*Other Expenses include:
In 3Q13, $2.7 million for branch closures, $1.2 million in contribution to ONB Foundation, $.5 million provision for unfunded commitments and $.3 million in pension adjustments
In 2Q14, $.4 million in accelerated retirement expenses and $.4 million in state tax receivable write-off
In 3Q14, $1.0 million reversal of hospitalization expense, a $0.7 adjustment in incentive of stock-based compensation, $.4 provision for unfunded commitments and a $.3 million impairment on a branch held for sale
$89.7
$88.8
$90.3
$4.7
$0.8
$2.3
$6.3
$3.6
$4.5
$2.2
$2.6 $96.7
$98.1
$100.0
3Q13 2Q14 3Q14
$ in millions
Operational expenses = total noninterest expense less United and Tower operational costs, acquisition costs and other expenses
Noninterest Expense –
Well Controlled
Reported 3Q14
efficiency ratio of
67.41%
3Q14 efficiency ratio
excluding
acquisition costs of
64.89%¹
Anticipated
acquisition costs in
4Q14 of $3.5 million
to $4.0 million
($1.0)
1
Non-GAAP financial measure which Management believes is useful in evaluating the financial results of the Company – see Appendix for Non-GAAP reconciliation

27 Forward to 2015 Execution is key – Core revenue growth – Expenses – Prudent use of capital – Opportunistic M&A

Returned to
community
bank model
2004 2005
Sold non-
strategic
market –
Clarksville, TN
– 5 branches
2006
Sold non-
strategic market
– O’Fallon, IL –
1 branch
2007 2008 2009 2010 2011 2012 2013
Acquired St.
Joseph Capital –
Entry into
Northern IN
market
February, 2007
Acquired 65
Charter One
branches
throughout
Indiana
March, 2009
Acquired Monroe
Bancorp – Enhanced
Bloomington, IN
presence
January, 2011
Acquired Indiana
Community –
Entry into
Columbus, IN
September, 2012
FDIC-assisted
acquisition of
Integra Bank
July, 2011
Sold non-
strategic
market –
Chicago-area -
4 branches
Consolidation of
21 branches
Acquired 24
MI / IN branches
July, 2013
Consolidation
of 2 branches
Consolidation
of 8 branches
Consolidation
of 1 branch
Consolidation
of 10 branches
Consolidation
of 12 branches
Consolidation
of 44 branches
Consolidation
of 5 branches
Sold  12
branches
Consolidation
of 22 branches
Acquired 200 + 9 pending Sold 22 Consolidated 129
Acquired Tower
Financial –
Enhancing Ft.
Wayne, IN
presence April,
2014
Transforming Old National’s Landscape
Acquired
United
Bancorp —
Entering Ann
Arbor, MI  July,
2014
2014
Consolidation
of 4 branches
Pending
acquisition of
LSB Financial
Corp.–
Enhancing
Lafayette, IN
presence
Pending
acquisition of
Founders
Financial
Corporation–
Entry into Grand
Rapids , MI

Non-GAAP Reconciliations
3Q13 2Q14 3Q14
Net Interest Income ($ in 000's)
$77,996 $84,482 $108,367
Taxable Equivalent Adjustment
4,362 4,256 4,488
Net Interest Income – Taxable Equivalent
$82,358 $88,738 $112,855
Average Earning Assets
$8,309,417 $8,730,063 $9,444,853
Net Interest Margin
3.75% 3.87% 4.59%
Net Interest Margin – Fully Taxable Equivalent
3.96% 4.07% 4.78%
Efficiency Ratio - As Reported 3Q14
Net Interest Income (FTE) ($ in millions)
$112.9
Noninterest Income Less Security Gains
31.7
Revenue Less Security Gains
144.6
Noninterest Expense
100.0
Intangible Amortization
2.5
Noninterest Expense Less Intangible Amortization
97.4
Efficiency Ratio
67.41%
Efficiency Ratio Excluding Acquisition Costs 3Q14
Net Interest Income (FTE) ($ in millions)
$112.9
Noninterest Income Less Security Gains
31.7
Revenue Less Security Gains
144.6
Noninterest Expense
100.0
Intangible Amortization
2.5
Acquisition Costs
3.6
Noninterest Expense Less Intangible Amortization and Acquisition Costs
93.8
Efficiency Ratio
64.89%